NEWS RELEASE

TSX - FR	April 20, 2023
NYSE - AG
Frankfurt – FMV

First Majestic Produces 7.6 million AgEq Oz in Q1 Consisting of 2.5 million Silver Ounces and 60,594 Gold Ounces; Announces VP Management Changes

Vancouver, BC, Canada - First Majestic Silver Corp. ("First Majestic" or the "Company") announces that total production from the Company’s four material properties; the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine and the Jerritt Canyon Gold Mine reached 7.6 million silver equivalent (“AgEq”) ounces in the first quarter of 2023, consisting of 2.5 million silver ounces and 60,594 gold ounces. This represents a 6% increase in total production compared to the first quarter of 2022 and a 1% increase compared to the prior quarter.

Q1 2023 HIGHLIGHTS

•Strong Q1 Silver Production from Mexican Operations: The Company’s Mexican operations produced 2.5 million silver ounces and 44,252 gold ounces, or approximately 6.2 million AqEq ounces in the quarter. Silver production increased 6% over the prior quarter primarily due to higher grades at both San Dimas and La Encantada. Gold production in Mexico decreased 4% as slightly lower grades were processed at Santa Elena and San Dimas. At Jerritt Canyon in Nevada, USA, gold production reached 16,431 ounces, or a 3% decrease over the prior quarter primarily due to lower processed tonnes caused by continued extreme winter weather conditions.

•Ermitaño Achieves Full Quarterly Production at Santa Elena: In Q1 2023, Santa Elena transitioned full mine production to Ermitaño achieving strong throughputs rates of 208,821 processed tonnes, or 26% higher than the prior quarter.

•Refocus of Resources at Jerritt Canyon: On March 20, 2023, the Company announced the temporary suspension of all mining activities at Jerritt Canyon in order to reduce overall costs and refocus on mining and exploration plans. For the rest of 2023, the Company plans to shift the focus of its exploration activities towards growth of the Inferred Resource and testing locations with favorable geologic settings and large volume resource potential. Approximately 28,000 metres of drilling are planned to be drilled in 2023 at Jerritt Canyon.

•18 Drill Rigs Active: The Company began the 2023 exploration program during the quarter by completing a total of 36,688 metres of drilling across all sites, representing a 128% increase over the prior quarter. Throughout the quarter a total of 18 drill rigs were active consisting of seven rigs at San Dimas, five rigs at Santa Elena, two rigs at La Encantada, and four rigs at Jerritt Canyon.

•Safety: In Q1 2023, the consolidated Total Reportable Incident Frequency Rate (TRIFR) was 1.11 and the Lost Time Incident Frequency Rate (LTIFR) was 0.45. To support a strong safety culture, the Company has started several safety initiatives to maximize safety performance throughout the business. One key deliverable was the establishment of the Rules to Live By program which is composed of 12 critical rules that when lived, followed, and owned by employees, contractors, business partners, and visitors will lead to lower incident rates and lower severity incidents.

“During the quarter, our Mexican operations saw strong production as a result of higher silver grades and overall plant performance,” said Keith Neumeyer, President & CEO. “At our San Dimas and La Encantada mines, each operation experienced double-digit increases in silver grades as well as higher plant throughputs. At Santa Elena, significantly higher production levels at the Ermitaño mine were achieved following the Company’s decision to transition away from the Main Vein and only process Ermitaño ores in 2023. In addition, Santa Elena’s new dual-circuit processing plant completed its first operational quarter with solid recovery improvements following increased leaching times and the processing of finer grind ores. Lastly, due to ongoing challenges at Jerritt Canyon we decided to take a step back to complete a full reset of the operation. We are not walking away from Nevada - but repositioning the project to be successful for when we decide to restart operations. The first quarter of 2023 will be an inflection point towards improving the cash flows and overall financial position of the Company going forward.”

PRODUCTION TABLE	Q1	Q1	Y/Y	Q4	Q/Q
	2023	2022	Change	2022	Change
Ore processed/tonnes milled	845,868	877,118	(4)%	851,564	(1)%
Silver ounces produced	2,543,059	2,613,328	(3)%	2,396,696	6%
Gold ounces produced	60,594	58,892	3%	63,039	(4)%
Silver equivalent ounces produced	7,627,105	7,222,002	6%	7,558,791	100%

Quarterly Mine by Mine Production Table:

Mine	Ore Processed	Tonnes per Day	Ag Grade (g/t)	Au Grade (g/t)	Ag Recovery	Au Recovery	Ag Oz Produced	Au Oz Produced	AgEq Oz Produced
San Dimas	219,367	2,284	241	2.98	94%	96%	1,602,483	20,124	3,296,367
Santa Elena	208,821	2,252	31	4.00	50%	90%	104,129	24,039	2,105,336
La Encantada	271,278	2,769	132	0.01	72%	90%	836,448	89	843,951
Jerritt Canyon	146,403	1,951	—	4.03	—	86%	—	16,341	1,381,452
*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*The following prices were used in the calculation of silver equivalent ounces: Silver: $22.55 per ounce; Gold: $1,890 per ounce.

At the San Dimas Silver/Gold Mine:

•San Dimas produced 3,296,367 AgEq ounces during the quarter consisting of 1,602,483 ounces of silver and 20,124 ounces of gold. Silver production increased 15% compared to the prior quarter primarily due to a 10% increase in silver grades and a 4% increase in tonnes processed. Gold production was relatively unchanged compared to the prior quarter.
•The mill processed a total of 219,367 tonnes of ore with average silver and gold grades of 241 g/t and 2.98 g/t, respectively. Silver and gold grades from the Perez vein are expected to continue to improve in the second quarter as long-hole open stoping began in early April.
•Silver and gold recoveries during the quarter remain unchanged averaging 94% and 96%, respectively.

•The Central Block and Sinaloa Graben areas contributed approximately 80% and 20%, respectively, of the total production during the quarter.
•During the quarter, seven underground drill rigs completed a total of 14,145 metres of drilling on the property.

At the Santa Elena Silver/Gold Mine:

•Santa Elena produced 2,105,336 AgEq ounces during the quarter consisting of 104,129 ounces of silver and 24,039 ounces of gold. Total production decreased 9% primarily due to processing slightly lower grade silver and gold ores at the Santa Elena plant when compared to the prior quarter.
•The mill processed a total of 208,821 tonnes of ore from Ermitaño containing average silver and gold head grades of 31 g/t and 4.00 g/t, respectively.
•Silver and gold recoveries from Ermitaño averaged 50% and 90%, respectively, during the quarter. The new 3,000 tpd filter press and dual-circuit reached continuous performance in the quarter with good results. Silver recoveries increased 18% and gold recoveries were mostly unchanged compared to the prior quarter despite lower head grades being processed.
•During the quarter, five drill rigs consisting of four surface rigs and one underground rig, completed 14,499 metres of drilling on the property.

At the La Encantada Silver Mine:
•During the quarter, La Encantada produced 836,448 ounces of silver, representing a 4% increase compared to the prior quarter. The increase was primarily due to higher tonnes milled and improved silver grades offset by slightly lower recoveries.
•The mill processed a total of 271,278 tonnes of ore with an average silver grade and recovery of 132 g/t and 72%, respectively. During the quarter, the Company began production in the Southern portion of the first level of Ojuelas, known as the Beca Zone, which delivered higher than expected silver grades. The Northern portion of the Beca Zone is expected to begin stope production in the second quarter of 2023 and further improve overall production.
•During the quarter, two underground rigs completed 1,863 metres of drilling on the property.

At the Jerritt Canyon Gold Mine:

•During the quarter, Jerritt Canyon produced 16,341 ounces of gold, representing a 3% decrease compared to the prior quarter. The slight decrease was primarily due to an 18% decrease in tonnes milled partially offset by a 15% increase in gold grades. Throughput was below plan due to excessive downtime in the crushing circuit driven by multiple failures in the dryer fines conveying system and issues with processing wet and frozen ore resulting from severe, record winter conditions in northern Nevada. Intermittent power outages continued for most of January and February which impacted production from all the underground mines.
•The mill processed a total of 146,403 tonnes of ore with an average gold grade and recovery of 4.03 g/t and 86%, respectively. As previously announced on March 20, 2023, the Company temporarily suspended all mining activities at Jerritt Canyon to reduce overall costs and refocus the mining and exploration plans.
•As the remaining stockpiles are processed in the second quarter, employees and onsite activities will be reduced and milling operations will begin moving to temporary care and maintenance. The Company recently held a two-day reverse career job fair enabling Jerritt Canyon employees being impacted by the workforce reduction to meet with over 30 local companies that are looking to hire.
•During the quarter, four underground drill rigs completed 6,181 metres of drilling on the property. For the remainder of 2023, exploration will shift focus towards growth of the Inferred Resource and testing locations with favorable geologic setting and large volume potential. Approximately 28,000 metres of drilling are planned for 2023. Drilling is planned to focus on testing geologic targets, such as structural intersections and stratigraphic horizons, that have historically been known to contain significant volume of resources.

Q1 2023 EARNINGS AND DIVIDEND ANNOUNCEMENT

The Company is planning to release its first quarter 2023 unaudited financial results, and to announce the first quarter dividend payment, and shareholder record and payable dates on May 4, 2023.

MANAGEMENT UPDATE

In support of the ongoing changes and future growth of the Company, the Exploration and Technical Services Groups have been combined into a single entity under the leadership of Gonzalo Mercado, who has been promoted to Vice President of Exploration and Technical Services. This restructured Exploration and Technical Services Group will focus on cost effective and efficient exploration, modeling, mine planning, ore control, capital project and land management for the Company. Ramon Mendoza has left the Company after nine years of service and we thank Ramon for his work in advancing First Majestic through almost a decade of growth. In addition, Michael Deal has been promoted to Vice President of Metallurgy and Innovation and will take on the additional responsibilities of Processing and Innovation within First Majestic. Persio Rosario has also left the Company and we thank him for his efforts over the past two years.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, and the Jerritt Canyon Gold Mine.

First Majestic is proud to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at its Bullion Store at some of the lowest premiums available.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: release of the Company’s financial statements; dividends; the Company’s business strategy; future planning processes; commercial mining operations; decommissioning activities at Jerritt Canyon; the timing and amount of estimated future production; ore feed and grades; recovery rates; mine plans and mine life; costs and timing of development at the Company's projects; capital projects and exploration activities and the possible results thereof. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics or epidemics on our operations and workforce, and the effects on global economies and society; general economic conditions including inflation risks; actual results of exploration activities; conclusions of economic evaluations;

changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.